September 10, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ellie Quarles, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Quarles:

We are in receipt of your second round of telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck AA-BB CLO ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on June 28, 2024. We note that we responded to your initial comments on September 3, 2024. The Trust has considered your additional comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.	The Staff refers you to Comment 6 from the Staff's initial round of comments. Please add principal risk disclosure related to investing in other investment companies.

Response 1.
We respectfully refer you to Response 6 from the initial response letter and note that although the Fund may invest up to 10% of its assets in other investment companies, the Fund has no current intention of investing in other investment companies advised by the Adviser. Accordingly, we believe the current disclosure is appropriate.

Comment 2.
The Staff reiterates Comment 7 from its initial round of comments as follows: With respect to the investments in other investment companies, the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure in Item 9 stating that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 2.
We respectfully acknowledge your comment and refer you to Response 7 from the initial response letter. We believe that the current disclosure is appropriate. The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 3.	The Staff notes your responses to Comments 11 and 12 from its initial round of comments. Please supplementally advise as to the Fund's expectation for currencies the CLOs may be denominated in.

Response 3.
We respectfully acknowledge your comment and refer you to Responses 11 and 12 from the initial response letter. The Fund may invest up to 30% of its net assets in CLOs denominated in foreign currencies. We supplementally submit that it is currently expected that such foreign currency will be Euros.

Comment 4.
The Staff notes your response to Comment 16 from its initial round of comments. Please consider revising the term "tiered structure" to refer to a "tranched structure" as a more appropriate description.

Response 4.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 5.
The Staff notes your response to Comment 27 from its initial round of comments. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies, not just when determining to include initial risk disclosure.

Response 5.
We respectfully acknowledge your comment and refer you to Response 27 from the initial response letter; however, we believe that the current disclosure is appropriate. As stated in Response 2 above, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President & Associate General Counsel
Van Eck Associates Corporation